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                                                                   Exhibit 99.1

FOR IMMEDIATE RELEASE

AMDOCS LIMITED TO ACQUIRE ARCHITEL SYSTEMS CORPORATION

COMBINATION CREATES POWERFUL END-TO-END SOLUTIONS PROVIDER FOR THE TELECOMMUNICATIONS INDUSTRY

ST. LOUIS, MISSOURI, TORONTO, ONTARIO, March 2, 1999 - AMDOCS Limited (NYSE:
DOX), a global leader in customer care, billing and order management solutions for the telecommunications industry and Architel Systems Corporation (NASDAQ:
ASYCF, TSE: ASY) of Toronto, Ontario, a leading provider of service provisioning and activation systems, today announced jointly an agreement for Amdocs Limited to acquire Architel Systems Corporation. The combination enhances Amdocs' ability to provide end-to-end solutions for its telecommunications customers and broaden its offerings across the Operations Support Systems (OSS) marketplace, encompassing the Customer Care and Billing (CC&B), Order Management (OM), service provisioning and service activation areas.

Under the terms of the agreement, the holders of Architel's common shares will receive a new class of exchangeable shares of Architel that would be exchangeable at any time, share-for-share, for ordinary common shares of Amdocs. Each Architel common share would be converted into 0.95 of an exchangeable share. Amdocs intends to list the exchangeable shares on The Toronto Stock Exchange. Based on Amdocs' closing price on Tuesday, March 2, 1999, the offer values Architel's shares at US$24.52 representing a transaction value of approximately US$400 million on a fully-diluted basis. The transaction is subject to the approval of Architel shareholders and required regulatory approvals as well as certain other customary closing conditions. The transaction will be accounted for as a pooling of interests under U.S. GAAP and is anticipated to be tax-deferred to Architel's Canadian and U.S. shareholders. Amdocs expects the transaction to close in June, 1999.

"This acquisition strengthens Amdocs as the best-of-class provider of OSS solutions in the marketplace," said Bruce K. Anderson, Chairman of Amdocs Limited, "The OSS market is characterized by strong demand for innovative, integrated solutions. Our strategy to stay ahead of these needs is based on a combination of organic development and strategic acquisitions. The acquisition of Architel, a growing, successful and profitable company, represents an ideal way to help implement this strategy."

"This is an unmatched combination that unites market-leading Customer Care & Billing and Order Management systems from Amdocs with world-class provisioning and service activation capabilities from Architel," added Avi Naor, President and Chief Executive Officer of Amdocs Management Ltd. "From our work together, we know that our

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products, people and capabilities are an excellent match. The combination of our two companies creates a unique one-stop-shop for integrated Customer Care & Billing through service fulfillment, setting the stage for the next generation of customer expectations in the OSS market."

The Company expects the transaction to be break-even to its earnings in the first full quarter of combined operations (September, 1999) and to be accretive in fiscal 2000 (beginning October, 1999) despite significant short-term amortization expenses resulting from Architel's acquisition of Accugraph Corporation in 1998. Excluding that amortization expense, which will end in the third quarter of fiscal 2000, the transaction is expected to be immediately accretive to earnings.

"Amdocs and Architel share the vision of creating the first truly global, independent provider of front office and back office solutions to the telecommunications industry." said Tony van Marken, President and Chief Executive Officer of Architel. "We are delighted to be combining our world-class products and outstanding people with the leader in the Customer Care and Billing industry. Over the last few years, Architel has established itself as the OSS leader in provisioning through developing and delivering outstanding products to customers and by expanding our offerings through acquisition. Bringing our two companies together will allow us to provide an end-to-end solution to customers that will be unparalleled in the telecommunications industry".

David E. Curry, Senior Vice President and co-founder of Architel, added: "The merging of Amdocs' Order Management and Customer Care and Billing products with Architel's provisioning offering puts us well ahead of the market in addressing customer needs. From a telco viewpoint, the integrated flow-through offering will shorten time-to-market for the roll out of new telecom services, minimize fulfillment cycles for new orders, and vastly simplify telco OSS implementation projects. In addition, we will be able to address those needs in a network-independent manner, throughout the wireline, wireless, data and convergent service environments."

Upon completion of the transaction, Architel will operate as a division of Amdocs, headquartered in Toronto, Canada. The division will continue to serve its customer base, in tandem with Architel's business partners and in close collaboration with Amdocs through the new corporate relationship. It will focus on continued product development and business expansion in the work flow management, network inventory management, OSS interconnection and service activation areas. Architel will further develop and cultivate its fruitful and successful relations with its worldwide partners. The new division will be leveraged to facilitate expansion of Amdocs' presence in the Canadian telecommunications market. Tony van Marken will become president of the new division. All other members of the Architel senior management team will retain their positions in the newly created division.

Two members of Architel's senior management, who collectively hold 1,668,530 common shares including 150,000 shares issuable on the exercise of options, have agreed to vote in favor of the transaction and have granted to an Amdocs affiliate an option to

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purchase the shares owned by them. In addition, Architel has granted to an
Amdocs affiliate an option to purchase a further 1,500,902 common shares, which, together with the shares covered by the option granted by senior management, represents 19.9% of Architel shares. The options are exercisable in the event that the combination is not completed for certain specified reasons.

Goldman, Sachs & Co. advised Amdocs Limited. Morgan Stanley Canada Limited advised Architel and provided a fairness opinion to its board of directors in connection with the transaction.

AMDOCS LIMITED

Amdocs is a leading provider of product-driven information system solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 3,200 information systems professionals dedicated to the telecommunications industry, Amdocs has an installed base of successful projects with more than 60 major telecommunications companies throughout the world.

Amdocs' Ensemble(TM) system supports convergent Customer Care, Billing and Order Management activities in single and multi-service environments including local, cellular, data, long distance, international, cable, paging, Internet and Voice over the Internet Protocol (VOIP). Ensemble includes advanced capabilities such as a flexible customer hierarchy facility, and multi-service rating engine. The system utilizes a scaleable, client-server UNIX platform, and has been proven to support the high-volume performance requirements of leading carriers.

ARCHITEL SYSTEMS CORPORATION

Architel develops, markets and supports advanced Operations Support Systems used in the global telecommunications industry. Architel's principal products support the total provisioning needs of telecommunications service providers worldwide. Automatic Service Activation Program (ASAP) enables the rapid activation of services ranging from basic telephony to enhanced services in the local exchange, long distance and wireless markets. Order Management System (OMS) permits service providers to their network work order and service order management business processes while improving service response times and reducing operational costs. Objectel is network inventory management software, which enables service providers to effect network infrastructure provisioning, capacity management, configuration management and circuit engineering. InterGate will enable a service provider to electronically communicate with other service providers to complete a service request, thereby significantly improving service quality and reducing operating costs where carrier interconnection is required.

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For further information from Amdocs, please call Thomas G. O'Brien at (314)
957-8328 or visit our World Wide Web site at http://www.amdocs.com. For further information on Architel Systems Corporation, please call investor relations at
(416) 674-4086 or visit its World Wide Web site at http://www.architel.com.

Ensemble(TM) is a trademark of Amdocs Ltd. and Architel, Automatic Service Activation Program (ASAP), Objectel, Order Management System (OMS) and InterGate are trademarks of Architel Systems Corporation.

This news release may contain certain forward-looking statements relating to the future performance of Amdocs Ltd. and Architel Systems Corporation. The forward-looking information is within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. Certain of these risks and uncertainties are described in Amdocs' and Architel's filings with the Securities and Exchange Commission or Canadian securities regulatory authorities, including Architel's Annual Information Form and subsequent filings.